# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TILE SHOP HOLDINGS, INC., CIK 0001552800
CUSIP: 88677Q208
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 14000 Carlson Parkway, Plymouth, Minnesota (MN), 55441
Date of event which requires filing of this statement: 12/15/2025
Amends the filing with accession number 0001104659-19-059572
Filed by CIK 0000937541
Persons authorized to receive notices and communications: Peter H. Kamin, 2720 Donald Ross Road, #311, Palm Beach Gardens, Florida (FL), 33410, (763) 852-2950

## Reporting persons
- Kamin Peter (CIK 0000937541): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 7,017,159; sole dispositive power 7,017,159; aggregate amount beneficially owned 7,017,159 (17.6% of the class); the aggregate amount excludes certain shares
  Comment: (1) Includes 1,695,320 shares of common stock of the issuer (the "Issuer"), par value $0.0001 per share (the "Common Stock"), held by the Peter H. Kamin Revocable Trust dated February 2003 (the "Kamin Trust"), of which Peter H. Kamin (the "Reporting Person") is the trustee, 1,033,733 shares of Common Stock held by the Peter H. Kamin Childrens Trust dated March 1997 (the "Kamin Childrens Trust"), of which the Reporting Person is the trustee, 117,453 shares of Common Stock held by the Peter H. Kamin Family Foundation (the "Family Foundation"), of which the Reporting Person is the trustee, 328,711 shares of Common Stock held by the Peter H. Kamin GST Trust (the "GST Trust"), of which the Reporting Person is the trustee, and 333,495 shares of Common Stock held by 3K Limited Partnership ("3K Limited"), of which the Reporting Person is the General Partner. Also includes 32,063 shares of restricted Common Stock received as director compensation, which are subject to a risk of forfeiture until the earlier of (a) the date of the Issuer's next annual meeting of stockholders and (b) June 13, 2026.
  
  (2) The aggregate percentage of shares of Common Stock reported owned herein is based upon 39,869,711 shares outstanding as of the close of business on December 29, 2025, as reported to the Reporting Person by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: TILE SHOP HOLDINGS, INC.
Address of issuer's principal executive offices: 14000 Carlson Parkway, Plymouth, Minnesota (MN), 55441
Comment:
This Amendment No. 3 to Statement on Schedule 13D (this "Amendment No. 3") amends and supplements the Statement on Schedule 13D, initially filed by the Reporting Person with the U.S. Securities and Exchange Commission (the "SEC") on November 4, 2019, as amended by Amendment No. 1 to such Statement on Schedule 13D filed by the Reporting Person with the SEC on January 14, 2020 (the "Amendment No. 1"), and Amendment No. 2 to such Statement on Schedule 13D filed by the Reporting Person with the SEC on January 13, 2023 ("Amendment No. 2" and collectively, the "Schedule 13D"). Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Schedule 13D.

The information contained in "Item 1. Security and Issuer." of the Schedule 13D is not being amended by this Amendment No. 3.

## Item 2. Identity and Background
Name of person filing: "Item 2. Identity and Background." of the Schedule 13D is not being amended and restated by this Amendment No. 3.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
"Item 3. Source or Amount of Funds or Other Consideration." of the Schedule 13D is being amended and restated by this Amendment No. 3 as follows:

All of the shares of Common Stock owned by the Reporting Person were acquired using his personal funds or issued as compensation for his service as a director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
"Item 4. Purpose of Transaction." of the Schedule 13D is being amended by this Amendment No. 3 to add the following:

Between June 13, 2023 and June 3, 2025, the Reporting Person was granted 99,063 restricted shares of Common Stock under the Issuer's 2021 Omnibus Equity Compensation Plan (the "2021 Compensation Plan") and pursuant to the Issuer's standard form of Stock Restriction Agreement (collectively, the "Award Agreement") as compensation for his services as a director of the Issuer.

On December 15, 2025, the Issuer effected a 1-for-3,000 reverse stock split (the "Reverse Stock Split") and subsequently effected a 3,000-for-1 forward stock split, as contemplated and reported on the Current Report on Form 8-K, filed by the Issuer with the SEC on December 15, 2025. On December 15, 2025 at 5:01 PM ET (the "Effective Time"), as a result of the Reverse Stock Split, each record holder of the Common Stock, who held fewer than the 3,000 shares required to remain a stockholder of record (the "Minimum Number") immediately prior to the Effective Time became entitled to receive $6.60 in cash, without interest, for each whole share of Common Stock held at the Effective Time. Stockholders of record holding fewer than the Minimum Number at the Effective Time no longer have any ownership interest in the Issuer. Stockholders of record owning a number of shares equal to or greater than the Minimum Number immediately prior to the Effective Time, including the Reporting Person, were not entitled to receive any cash for fractional share interests resulting from the Reverse Stock Split, if any, and continued to hold the same number of shares following the forward stock split at the same ratio that immediately followed the Reverse Stock Split.

The primary purpose of the stock splits was to enable the Issuer to reduce to and maintain the number of its record holders of Common Stock below 300 as part of the Issuer's plan to delist the Common Stock from The Nasdaq Capital Market, terminate the registration of the Common Stock under the Securities Exchange Act of 1934 and suspend the Issuer's duty to file periodic reports and other information with the SEC under Section 13(a) thereunder.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
"Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended and restated by this Amendment No. 3 as follows:

The aggregate percentage of shares of Common Stock reported owned herein is based upon 39,869,711 shares outstanding as of the close of business on December 29, 2025, as reported to the Reporting Person by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person beneficially owns 7,017,159 shares of Common Stock, including (i) 3,508,447 shares of Common Stock held directly by the Reporting Person, which includes 32,063 shares of restricted Common Stock received as director compensation, which are subject to a risk of forfeiture until the earlier of (a) the date of the Issuer's next annual meeting of stockholders and (b) June 13, 2026; (ii) 1,695,320 shares of Common Stock held by the Kamin Trust, of which Reporting Person is the trustee; (iii) 1,033,733 shares of Common Stock held by the Kamin Childrens Trust, of which Reporting Person is the trustee; (iv) 117,453 shares of Common Stock held by the Family Foundation, of which Reporting Person is the trustee; (v) 328,711 shares of Common Stock held by the GST Trust, of which Reporting Person is the trustee; and (vi) 333,495 shares of Common Stock held by 3K Limited, of which the Reporting Person is the General Partner, total of which represents approximately 17.6% of the issued and outstanding shares of Common Stock as of December 29, 2025. The Reporting Person may be deemed to beneficially own the shares of Common Stock held of record by each of the trusts, non-profit and limited partnership aforementioned, but disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.

The Reporting Person has the sole power to vote and dispose of the shares of Common Stock, or direct the vote or disposition thereof, as follows:

Peter H. Kamin

Sole power to vote or to direct the vote: 7,017,159
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 7,017,159
Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment No. 3, the Reporting Person, or, to the knowledge of the Reporting Person, has not engaged in any transaction with respect to the shares of Common Stock during the sixty (60) days prior to the trigger date for the filing of this Amendment No. 3.
Other persons with the right to receive dividends or sale proceeds: Other than as described in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 3.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
"Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D is being amended by this Amendment No. 3 to add and refer to the following Exhibits:

2021 Compensation Plan

On April 20, 2021, the Issuer's board of directors (the "Board") adopted the 2021 Compensation Plan. The 2021 Compensation Plan authorizes the grant of equity-based and cash-based compensation awards to those employees of, and consultants to, the Issuer and its subsidiaries who are selected by the compensation committee of the Board (the "Compensation Committee"), and the 2021 Compensation Plan also authorizes the Compensation Committee to grant awards to non-employee directors of the Issuer. Awards under the 2021 Compensation Plan may be granted in the form of stock options, stock appreciation rights (sometimes referred to as "SARs"), restricted shares, restricted share units, performance awards and other share-based awards. The 2021 Compensation Plan is filed as Exhibit 99.2 hereto and is incorporated herein by reference. The foregoing description of the 2021 Compensation Plan is not complete and is qualified in its entirety to the full text of the 2021 Compensation Plan, a copy of which is filed as an exhibit hereto.

Award Agreement

The awards were issued pursuant to the Award Agreements under the 2021 Compensation Plan. Pursuant to the Award Agreements the Reporting Person's awards of restricted shares of Common Stock vest in three substantially equal tranches on the first, second and third anniversary of the grant date, provided that the Reporting Person is providing services to the Issuer on the applicable vesting date. A copy of the form of Award Agreement is attached as Exhibit 99.3 and is incorporated by reference herein. The foregoing description of the Award Agreement is not complete and is qualified in its entirety to the full text of the Award Agreement, a copy of which is filed as an exhibit hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
"Item 7. Material to be filed as Exhibits." of the Schedule 13D is being amended by this Amendment No. 3 to add the following Exhibits:

99.2 Form of 2021 Omnibus Equity Compensation Plan, effective as of April 20, 2021 (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with SEC on July 21, 2021, and incorporated herein by reference).

99.3 Form of Stock Restriction Agreement (filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with SEC on July 21, 2021, and incorporated herein by reference).

## Signatures
- Kamin Peter: /s/ Peter H. Kamin, Peter H. Kamin (12/31/2025)